SECURITIES AND EXCHANGE COMMISSION
            Washington, DC 20549

                  Amendment 1 to
                    FORM 10SB

General Form for Registration of Securities of
Small Business Issuers

Under Section 12(b) or (g) of the Securities
Exchange Act of 1934

          World Media Group, Inc.
(Exact name of Small Business Issuer
            in its charter)


COLORADO                            59-3752482
(State or other jurisdiction      (I.R.S. Employer
of incorporation or organization)  Identification
                                      number)


 13604 SE 108 Ct. Road,
Ocklawaha, Florida                         32179
(Address of principal executive offices) (Zip Code)

Registrant's Telephone number, including area code:
               (352) 288-3500



Securities to be registered pursuant to Section
12(b) of the Act:
None

Securities to be registered pursuant to Section
12(g) of the Act:
Common Stock, $.0001 par value



Forward-Looking Statements and Associated Risk.
This Registration Statement contains forward-
looking statements including statements regarding,
among other items, World Media Group's growth
strategies, and anticipated trends in World Media
Group's business and demographics.   These forward-
looking statements are based largely on World Media
Group's expectations and are subject to a number of
risks and uncertainties, certain of which are
beyond World Media Group's control.   Actual
results could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.






ITEM 1.   DESCRIPTION OF BUSINESS

World Media Group was incorporated on April 15,
1983, in the State of Colorado under the name
United Investors Holding Company, Inc.; on May 19,
1999 the name was changed to Feltner Communication
Corporation and on May 18, 2000 the name was changed to World Media Group, Inc.

World Media Group now has one class of securities authorized by its Articles of Incorporation as amended on May 19, 1999, namely 500,000,000 Common
Shares with $.0001 par value.

World Media Group intends to acquire or be acquired by a Company engaged in a profitable line of business related to the current trends and will accordingly change its name, after it becomes a reporting company by filing this form 10SB.

As of October 8, 2001 World Media Group has 312
stockholders (5,385,788 shares).  These common
shares can only be resold to the public under a
registration statement.   Although these shares
have been held since inception and the holders have satisfied their Rule 144 holding period, a policy adopted in November 1999 by the SEC eliminates the availability of Rule 144 for blank check company shares sold in a private placement regardless of whether such private placement was conducted in compliance with an otherwise available exemption.
This compliance has been deemed "mere technical compliance" by the SEC staff. As a result, any unsold shares may only be sold through a registration statement before becoming eligible for secondary market trading.

World Media Group will, depending on the geographic region and location, size of firm, extent of operations and the like, acquire control of or an interest in or be acquired by other companies involved in the investment banking, asset management, commercial banking, trust or other profitable financial services. In order to improve synergy and increase profitability, World Media
Group intends to acquire or to be acquired by businesses that are compatible with and will complement its operations.

Competition.   There is significant competition in
seeking merger candidates. Almost all of the
companies with which World Media Group may compete
will be substantially larger, have more substantial
histories, backgrounds, experience and records of
successful operations, greater financial,
technical, marketing and other resources, more
employees and more extensive facilities than World
Media Group now has, or will have in the
foreseeable future.   It is also likely that other
competitors will emerge in the near future.   There
is no assurance that World Media Group will compete
successfully with other established financial
services companies.   World Media Group shall
compete on the basis of quality and price.
Inability to compete successfully might result in increased costs, reduced yields and additional risks to the investors herein.

Dependence on One or a Few Major Customers.   World
Media Group does not know at this time which industry it will pursue successfully nor the size of its customer base.

Employees. World Media Group currently has no paid
employees nor part time persons.   World Media
Group shall employ individuals as required.   In
addition it will utilize the services of consultants on an as needed basis.

Seasonal Nature of Business Activities.   World
Media Group's business activities are not seasonal.

Item 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OF
PLAN OF OPERATIONS

Trends and Uncertainties.  Demand for World Media
Group's future products and services will be dependent on, among other things, market acceptance of World Media Group's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of World Media Group's activities will be the receipt of revenues after an acquisition from the sales of future products and services, World Media Group's business operations, upon commencement, may be adversely affected by World Media Group's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   World Media
Group will require additional capital in order to meet its future corporate obligations and in order to obtain an acquisition candidate.

For the nine months ended September 30, 2002 and 2001, World Media Group did not pursue any investing activities.

For the years ended December 31, 2001 and 2000,
World Media Group did not pursue any investing activities.

For the nine months ended September 30, 2002, World
Media Group had a decrease in due to affiliates of $625 resulting in net cash used in financing activities.

For the nine months ended September 30, 2001, World
Media Group did not pursue any financing activities.

For the year ended December 31, 2001, World Media
Group had an increase in due to affiliates of $1,000 resulting in net cash provided by financing activities of $1,000.

For the year ended December 31, 2000, World Media
Group did not pursue any financing activities.

Results of Operations. For the nine months ended
September 30, 2001 and 2000 and the year ended
December 31, 2001 and 2000, World Media Group did
not have any revenues.   For the nine months ended
September 30, 2001, World Media Group had general
and administrative expenses of $5,134.   For the
year ended December 31, 2001, World Media Group, had general and administrative expenses of $3,691.
For the nine months ended September 30, 2000 and the year ended December 31, 2000, World Media Group did not have any expenses.

Plan of Operation. World Media Group is not
delinquent in any of its obligations even though
World Media Group has generated no operating
revenues.   However, World Media Group will begin
efforts to raise additional capital. World Media
Group does not currently have sufficient capital to
locate an acquisition candidate for the next twelve
months and will have to raise additional capital to
meet its business objectives as well as the cost to
meet the 1934 Act reporting requirements.   World
Media Group intends to pursue an acquisition candidate and meet its reporting requirements utilizing cash made available from loans and/or the private and future public sale of its securities.
World Media Group's management is of the opinion that funds received from the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

World Media Group does not expect to need a significant number of employees during the next twelve months.

On a long-term basis, World Media Group's liquidity is dependent on completing an acquisition, revenue generation, additional infusions of capital and potential debt financing. World Media Group management believes that additional capital and debt financing in the short term will allow it to locate and complete an acquisition and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that World
Media Group will be able to obtain the needed additional equity or debt financing in the future.


ITEM 3.  DESCRIPTION OF PROPERTY.

World Media Group owns no real property at this time and has no agreements to acquire any property.
World Media Group currently uses office space at

13604 SE 108 Ct. Road, Ocklawaha, Florida to conduct its operations. This office space is provided at no cost by an officer of World Media
Group. World Media Group intends to use this office space for its operations until it generates revenue sufficient to lease space under its own name.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

There are currently 5,385,788 Common Shares
outstanding.   The following tabulates holdings of
shares and other securities of World Media Group by
each person who, subject to the above, at the date
of this prospectus, holds of record or is known by
Management to own beneficially more than 5.0% of
the Common Shares and, in addition, by all
directors and officers of World Media Group
individually and as a group.   Each named
beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Shareholdings at Date of this Prospectus

                                                 Percentage of
                              Number & Class       Outstanding
       Name and Address       of Shares          Common Shares
Robert Elliott Alvarez (1)      4,026,011             74.7%
221 SE 44th Terrace
Ocala, FL 34471

L.T. (Bruce) Manning (2)            -0-                 -0-
221 SE 44th Terrace
Ocala, FL 34471

Jack Grady Anderson (3)             -0-                 -0-
5200 Meadow Creek, Suite 2105
Dallas, Texas 75248

Officers and Directors as a Group
(3 persons)
   (1)   Robert Elliott Alvarez is Chairman of the
Board of Directors, President and a Director of
World Media Group. Shares are issued to his name
(4,026,011 shares) and to the name of Alvarez,
Alvarez & Alvarez (25,000 shares), a family
partnership in which Mr. Alvarez holds a
beneficiary interest.
   (2)   L.T. (Bruce) Manning is a Director of
World Media Group.
   (3)   Jack Grady Anderson is a Director of World
Media Group.
   (4)   Pursuant to Rule 13d-3 under the
Securities Exchange Act of 1934, as amended,
beneficial ownership of a security consists of sole
or shared voting power (including the power to vote
or direct the voting) and/or sole or shared
investment power (including the power to dispose or
direct the disposition) with respect to a security
whether through a contract, arrangement,
understanding, relationship or otherwise.   Unless
otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
AND CONTROL PERSONS.

Board of Directors.  The following persons listed
below have been retained to provide services as
directors until the qualification and election of
his successor.  All holders of Common Stock will
have the right to vote for Directors of World Media
Group.  The Board of Directors has primary
responsibility for adopting and reviewing
implementation of the business plan of World Media
Group, supervising the development business plan,
and review of the officers' performance of specific
business functions.  The Board is responsible for
monitoring management, and from time to time, to
revise the strategic and operational plans of World
Media Group.    Directors receive no cash
compensation or fees for their services rendered in such capacity. The directors will serve until the next annual meeting scheduled for the fourth quarter of 2003.

The Executive Officers and Directors are:

Name                 Position              Term(s) of Office
Robert Elliott Alvarez Chairman of the Board,   January 1991
                       President, Director       To present

L.T. (Bruce) Manning     Director                January 1999
                                                  To present

Jack Grady Anderson      Director                January 1999
                                                  To present

Robert Elliott Alvarez graduated from Forest High
School in Ocala, Florida in 1972. From 1973 until
1975, Mr. Alvarez was employed by Cadillac Pools in
Ocala, where he eventually became construction manager and was responsible for overseeing, on a day to day basis, several crews working pool construction in the Ocala area. In 1975, Mr.
Alvarez founded Custom Pool & Concrete
Construction, a custom pool builder and design firm. In addition to residential pool construction projects, World Media Group had a significant business laying concrete for residential and commercial construction sites. Mr. Alvarez managed the business including client development, scheduling, employee issues and financial affairs.
In 1979 Mr. Alvarez sold Custom Pool and joined
Alvarez Truck Brothers in Pharr, Texas, working within his uncle's business as a branch manager until 1985. His duties included the brokerage of truckloads of commodities throughout the United
States, scheduling and general management. In 1985, Mr. Alvarez founded Alvarez & Elliott Truck
Brothers, where he continued in the truck load brokerage business on his own account until 1988.
As owner, Mr. Alvarez was responsible for day-to-day management of World Media Group, sales, scheduling, employment issues, dealing with owner-operators, insurance, management and financial considerations. From 1988 to 1990, Mr. Alvarez was employed by Associates Consulting Group, a Dallas based business Consulting company, as Las Vegas branch office manager. Mr. Alvarez was responsible for client Development and with helping the firm's clients with workout situations, business planning, marketing and sales strategies and financial consulting. In 1990 Mr. Alvarez re-entered the produce import and export business by founding
Santa Barbara Produce, specializing in truck loads of produce freight from Mexico to the United States and Canada. Mr. Alvarez was responsible for all phases of the business and for ultimate profit and loss management. He retired from the truck brokerage industry in 1993.From 1993 until now, Mr.
Alvarez rejoined Associates Consulting Group as a part time business management consultant, assisting small, profitable businesses to access the public capital markets through mergers, acquisitions, and other public and private offerings, on a consulting basis.

L.T. (Bruce) Manning graduated from Vanguard High
School, Ocala, Florida in 1972 and from Central
Florida Community College also in Ocala, Florida in
1974, where he obtained a degree in Agro Business
Technology. During 1975 and 1976 he attended the Nashville Auto Diesel School in Nashville,
Tennessee. Mr. Manning spent 8 years as a dispatcher with United Parcel Service in Nashville,
Tennessee.

Jack Grady Anderson resides in Plano, Texas His expertise covers several areas; he has been a consultant, and his clients have included TV, Radio
Stations and corporations in major cities such as Los Angeles, Chicago, Dallas, St. Louis, Las Vegas and Houston. He has extensive experience in the business advisory, marketing and business development areas of consulting. This includes functions such as marketing and consulting to new businesses, formulating business plans, critical path strategies, comprehensive business reviews, due diligence reviews, financial projections, developing market concepts, icons and advertising campaigns, media planning and buying, public relations and newsletter development, sales strategies/presentations, cost effective reorganizations, computer applications, logo designs, desk top publishing, media bank design, and management. He was also a principal or officer in various companies such as Upbeat Communications, Inc., which was a broadcast music and graphics company.

Robert  Elliott Alvarez will devote approximately
20% of his time to the business until circumstances
justify additional commitments of time.    L.T.
(Bruce) Manning will devote approximately 5% of his time to the business. Jack Grady Anderson will devote approximately 5% of his time to the business.

Remuneration.   No salaries have been paid to
executive officers and there are currently no proposed employment arrangements.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS

During the period ended September 30, 2001
Associates Consulting Group Inc., an entity
providing consulting services to World Media Group,
advanced $1,450 for operating expenses and $1,000
in cash. These amounts are payable on demand and
are non-interest bearing.   During the nine months
ended September 30, 2002, World Media Group repaid
$625 in advances from affiliates.

There have been no other related party transactions or any other transactions or regulations required to be disclosed pursuant to Item 404 of Regulation
S-B.


ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute brief summaries of World Media Group's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Shares. World Media Group's original articles of incorporation authorize it to issue up to 10,000,000 Common Shares, $.01 par value per Common Share. On May 19, 1999 the articles of incorporation were amended to 500,000,000 shares at $.0001 par value. All outstanding Common Shares are legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or
dissolution, each outstanding Common Share will be entitled to share equally in the assets of World
Media Group legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or
restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefore. World Media Group has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of World Media Group. Accordingly, future dividends, if any, will depend upon, among other considerations, World Media Group's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of World
Media Group are entitled to voting rights of One
Hundred percent. Holders may cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable,
have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Transfer Agent. Signature Stock Transfer, Inc. acts as the Company's transfer agent.

               PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS

Market Information.   World Media Group's common
stock is not listed in the pink sheets or in the OTC Bulletin Board maintained by the NASD.

Holders.   The approximate number of holders of
record of World Media Group's common stock, as of November 30, 2001 was 300.

Dividends.   Holders of World Media Group's common
stock are entitled to receive such dividends as may be declared by its board of directors.

Blank-check Resale restrictions.  Although the
principal shareholders of common shares have
satisfied their Rule 144 holding period, a policy
adopted in November 1999 by the SEC eliminates the
availability of Rule 144 for blank check company
shares sold in a private placement regardless of
whether such private placement was conducted in
compliance with an otherwise available exemption.
This compliance has been deemed "mere technical
compliance" by the SEC staff.   As a result, any
restricted common shares may only be sold through a registration statement before becoming eligible for secondary market trading.

ITEM 2.  LEGAL PROCEEDINGS

World Media Group is not a party to any legal proceedings nor is World Media Group aware of any disputes that may result in legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS.

During World Media Group's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with World Media
Group's principal independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

 None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. World Media Group shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Colorado, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of World Media Group, or served any other enterprise as director, officer or employee at the request of World Media Group. The Board of Directors, in its discretion, shall have the power on behalf of World Media Group to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of World Media Group.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of World Media
Group, World Media Group has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by World Media Group of expenses incurred or paid by a director, officer or controlling person of World Media Group in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, World Media Group will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING
THE CORPORATION FOR LIABILITIES ARISING UNDER THE
SECURITIES ACT OF 1933, IS HELD TO BE AGAINST
PUBLIC POLICY BY THE SECURITIES AND EXCHANGE
COMMISSION AND IS THEREFORE UNENFORCEABLE.

PART F/S

The following financial statements required by Item
310 of Regulation S-B are furnished below:

Unaudited Balance Sheet dated September 30, 2002
Unaudited Statement of Operations for the nine months ended
September 30, 2001 and 2002
Unaudited Statement of Cash Flows for the nine months ended
September 30, 2001 and 2002
Notes to Unaudited Condensed Financial Statements

Independent Auditor's Report dated February 2, 2002
Balance Sheets - December 31, 2001
Statement of Operations for the years ended
December 31, 2001 and 2000
Statement of Changes In Stockholders' Equity for
the Period From December 31, 1998 to December 31,
2001
Statement of Cash Flows for the Years Ended
December 31, 2001 and 2000
Notes to Financial Statements

World Media Group, Inc.
Balance Sheet

                           Assets

                                         September 30, 2002
                                         ------------------
                                            (Unaudited)
Current assets
  Cash                                     $         -
                                           ===========

 Liabilities and Stockholders' (Deficit)

Current liabilities
  Accrued expenses                          $    5,000
  Due to affiliates                              1,825
                                            ----------
     Total current liabilities                   6,825
                                            ----------
Stockholders' (deficit)
  Common stock, $.0001 par value, 500,000,000
     shares authorized, 5,385,788 shares
     issued and outstanding                        539
  Additional paid-in capital                 1,118,539
  Accumulated (deficit)                     (1,125,903)
                                            ----------
                                                (6,825)
                                            ----------
                                            $        -
                                            ==========

See the accompanying notes to the financial statements.

             World Media Group, Inc.
             Statements of Operations

                        3 months ended  3 months ended  9months ended   9 months ended
                        Sept. 30, 2002  Sept. 30, 2001  Sept. 30, 2002  Sept. 30, 2001
                        --------------  --------------  --------------  --------------
                          (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)


Revenue                   $       -        $       -       $       -        $       -
                          ---------        ---------       ---------        ---------

Operating Costs and
  Expenses                    5,000                -           5,134                -
                           --------        ---------       ---------        ---------
Net (loss)                $  (5,000)       $       -       $  (5,134)       $       -
                          =========        =========       =========        =========

Per Share Information -
  basic and fully diluted:

Weighted average common
  shares outstanding       5,385,788       5,385,788       5,385,788        5,385,788
                          ==========       =========       =========        =========
(Loss) per share          $    (0.00)      $   (0.00)      $   (0.00)      $    (0.00)
                          ==========       =========       =========       ==========





See the accompanying notes to the financial statements.

           World Media Group, Inc.
          Statements of Cash Flows

                                    Nine months ended          Nine months ended
                                    September 30, 2002         September 30, 2001
                                    ------------------         ------------------
                                       (Unaudited)                (Unaudited)
Cash flows from operating
  activities:
  Net cash (used in) operating
     activities                          $       (134)              $       -
                                         ------------               ---------
Cash flows from investing
  activities:
Net cash provided by (used in)
  investing activities                              -                       -
                                         ------------               ---------
Cash flows from financing
  activities:
(Decrease) in due to from
  affiliates                                     (625)                      -
                                         ------------               ---------
  Net cash (used in) financing
    activities                                   (625)                      -
                                         ------------               ---------
Decrease in cash and cash equivalents            (759)                      -

Cash and cash equivalents,
  beginning of period                             759                       -
                                          -----------               ---------
Cash and cash equivalents,
  end of period                           $         -               $       -
                                          ===========               =========

Supplemental cash flow information:
   Cash paid for interest                 $         -               $       -
   Cash paid for income taxes             $         -               $       -


See the accompanying notes to the
  financial statements.

World Media Group, Inc.
Notes to Financial Statements
September 30, 2002
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information and Item 310(b) of Regulation S-B. They do not include all of the information and footnotes required by GAAP for complete financial statements.
In the opinion of management, all adjustments
(consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. For further information, refer to the financial statements of the Company as of December 31, 2001 and for the two years then ended, including notes thereto.

NOTE 2 - EARNINGS PER SHARE

The Company calculates net income (loss) per share as required by Statement of Financial Accounting
Standards (SFAS) 128, "Earnings per Share." Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods when anti-dilutive commons stock equivalents are not considered in the computation.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the nine months ended September 30 2002 the Company repaid $625 in advances from affiliates.

NOTE 4 - GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates the continuation of the Company as a going concern.

The Company currently has no business operations and its continued existence is dependent upon its ability to meet its future financing requirements, and the success of its future operations.

Management plans include obtaining additional equity or debt financing prior to the commencement of significant business operations to provide the opportunity for the Company to continue as a going concern.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders:
World Media Group, Inc.

We have audited the balance sheet of World Media
Group, Inc. as of December 31, 2001 and the related statements of operations, stockholders' (deficit) and cash flows for each of the two years then ended.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Media Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 the Company has no operations and is dependent upon affiliates for financing. The Company's continued existence is dependent upon the ability to meet future financing requirements, and the success of future operations.
These factors raise substantial doubt about the Company's ability to continue as a going concern.




Stark Winter Schenkein & Co. LLP
Certified Public Accountants


Denver, Colorado
February 8, 2002

    World Media Group, Inc.
        Balance Sheet
      December 31, 2001

Assets

Current assets
  Cash                            $    759
                                  ========


Liabilities and Stockholders'
   (Deficit)

Current liabilities
  Due to affiliates                $ 2,450
                                   =======
Stockholders' (deficit)
  Common stock, $.0001 par value,
  500,000,000 shares authorized,
   5,385,788 shares issued and
   outstanding                          539
  Additional paid-in capital      1,118,539
  Accumulated (deficit)          (1,120,769)
                                  ---------
                                     (1,691)
                                  ---------
                                  $     759
                                  =========


   See the accompanying notes
   to the financial statements.

World Media Group, Inc.
Statements of Operations
Years Ended December 31, 2000 and 2001

                                            2000            2001
                                          --------        ---------
Revenue                                   $     -          $      -
                                          -------          --------

Operating Costs and Expenses                    -             3,691
                                          -------          --------
Net (loss)                                $     -          $ (3,691)
                                          =======          ========
Per Share Information -
  basic and fully diluted:

Weighted average common shares
  outstanding                           5,385,788         5,385,788
                                        =========         =========
(Loss) per share                        $       -         $   (0.00)
                                        =========         =========

   See the accompanying notes
   to the financial statements.

World Media Group, Inc.
Statement of Stockholders' (Deficit)
Years Ended December 31, 2000 and 2001

                             Common Stock          Additional     Accumulated
                        Shares          Amount  Paid in Capital    (Deficit)    Total
                       --------        -------- ---------------   -----------   -----
Balance
   December 31, 1999  5,385,788       $    539    $ 1,116,539  $ (1,117,078)   $   -

Net (loss) for the year       -              -              -              -       -

Balance
   December 31, 2000  5,385,788            539      1,116,539    (1,117,078)       -

Capital contribution of
 operating expenses by
 affiliates                   -              -          2,000             -    2,000
Net (loss) for the year       -              -              -        (3,691)  (3,691)

Balance,
  December 31, 2001   5,385,788       $    539    $ 1,118,539  $ (1,120,769) $(1,691)

   See the accompanying notes
   to the financial statements.

       World Media Group, Inc.
      Statements of Cash Flows
Years Ended December 31, 2000 and 2001

                                              2000                 2001
                                            --------             --------
Cash flows from operating activities:
Net (loss)                                  $      -             $ (3,691)
Payment of operating expenses by affiliates        -                1,450
Capital contribution of operating expenses
   by affiliates                                   -                2,000
  Net cash (used in) operating activities          -                 (241)

Cash flows from investing activities:
Net cash provided by (used in) investing
   activities                                      -                    -

Cash flows from financing activities:
Increase in due to from affiliates                 -                1,000
  Net cash provided by financing activities        -                1,000

Increase (decrease) in cash and cash
   equivalents                                     -                  759

Cash and cash equivalents, beginning of
   period                                          -                    -

Cash and cash equivalents, end of period           -                  759

Supplemental cash flow information:
   Cash paid for interest                   $      -               $    -
   Cash paid for income taxes               $      -               $    -



    See the accompanying notes
   to the financial statements.

NOTE 1 - ACCOUNTING POLICIES

Organization

The Company was incorporated under the laws of the State of Colorado on April 15, 1983. The Company ceased operations during 1986 and was dissolved by the Secretary of State of Colorado during 1989.
During January 1995 the Company was reinstated by the State of Colorado. The Company has adopted
December 31 as its year end and currently has no business activity.

Revenue Recognition

The Company recognizes revenue when services are performed.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

The Company follows Statement of Financial
Accounting Standards No. 128, "Earnings Per Share"
("SFAS No. 128"). Basic earnings per common share
("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During the periods presented common stock equivalents were not considered as their effect would be anti-dilutive.

Segment Reporting

The Company follows Statement of Financial
Accounting Standards No. 130, "Disclosures About
Segments of an Enterprise and Related Information."
The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income Taxes

The Company follows Statement of Financial
Accounting Standard No. 109, "Accounting for Income
Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.
Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent Pronouncements

In December 1999, the Securities and Exchange
Commission issued Bulletin No. 101 ("SAB 101").  SAB
101 provides guidance on applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements and is effective in the Company's fourth quarter of 2000. The implementation of SAB 101 did not have an impact on the Company's operating results.

In July, 2001, the Financial Accounting Standards
Board (FASB) issued Statement of Financial
Accounting Standards (SFAS) 141, Business
Combinations, and SFAS 142, Goodwill and Intangible
Assets. SFAS 141 is effective for all business combinations completed after June 30, 2001. SFAS
142 is effective for the year beginning January 1, 2002; however certain provisions of that Statement apply to goodwill and other intangible assets acquired between July 1, 2001, and the effective date of SFAS 142. The Company does not believe the adoption of these standards will have a material impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards
Board (FASB) issued Statement of Financial
Accounting Standards (SFAS) No. 143, Accounting for
Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144,
Accounting for the Impairment or Disposal of Long-
Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB
Statement No. 121, Accounting for the Impairment of
Long-Lived Assets and for Long-Lived Assets to Be
Disposed Of. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The
Company is evaluating the impact of the adoption of this standard and has not yet determined the effect of adoption on its financial position and results of operations.

NOTE 2 - INCOME TAXES

The provision for income taxes for the years presented has been computed in accordance with Financial Accounting Standards Board Statement No.
109, Accounting for Income Taxes. There are no material differences between financial statement income and taxable income.

The amounts shown for income taxes in the statements of operations differ from amounts that would be derived from computing income taxes at federal statutory rates. The following is a reconciliation of those differences.

                                                   2000         2001
                                                 --------     --------

   Tax at federal statutory rate                     34%         34%
   Net operating loss                               (34)        (34)
                                                  -----       -----
                                                      -%          -%

There are no material unused operating loss carryforwards at December 31, 2001.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001 affiliates of the Company advanced $1,000 in cash to the Company, paid operating expenses of the Company aggregating $1,450 and contributed $2,000 in operating expenses to the capital of the Company.

NOTE 4 - GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates the continuation of the Company as a going concern.

The Company currently has no business operations and its continued existence is dependent upon its ability to meet its future financing requirements, and the success of its future operations.

Management plans include obtaining additional equity or debt financing prior to the commencement of significant business operations to provide the opportunity for the Company to continue as a going concern.









      27 27

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation incorporated by reference to Form 10SB filed December 27, 2001
(3.2) Bylaws incorporated by reference to Form 10SB filed December 27, 2001
(3.3) Amendments to Articles of Incorporation incorporated by reference to Form 10SB filed
December 27, 2001


                  SIGNATURES

In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

World Media Group, Inc.

Date:  December 13, 2002    /s/ Robert Alvarez
                            ---------------------
                            By: Robert Alvarez
                               President